CHINA DIGITAL MEDIA CORPORATION
2505-06, 25/F, Stelux House, 698 Prince Edward Road East,
Kowloon, Hong Kong
******

September 10, 2009

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C.  20549

Attn:       Larry Spirgel Esq.
Assistant Director

Re:         China Digital Media Corporation
Form 10-K for  Year Ended December 31, 2008
Filed on March 31, 2009 and amended on April 6, 2009
File Number:  0-30212

Dear Larry:

Thank you for your comment letter dated August 21, 2009 with respect to the above-captioned annual report. This is to inform you that we expect to submit our responses to your comments on or before September 18, 2009.

Sincerely,

/s/ Daniel Ng
Daniel Ng
President and CEO